FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 04-3 PLC
               (Translation of registrant 1's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
               (Translation of registrant 2's name into English)
                                 69 Park Lane,
                               Croydon CR9 1TQ,
                                    England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
               (Translation of registrant 3's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

      On September 22, 2004, Granite Mortgages 04-3 plc issued and sold certain notes under Registration Statement No. 333-117465. All material contracts in respect of that issuance that have not already been filed with the Securities and Exchange Commission in final form are annexed hereto as Annex A.


















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


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                             GRANITE MORTGAGES 04-3 PLC

                                             By: L.D.C. Securitisation
                                             Director No. 1 Limited

                                             By:  /s/ Ian Bowden
                                                 --------------------------
                                             Name:  Ian Bowden
                                             Title:  Director

Date: November 18, 2004


                                             GRANITE FINANCE FUNDING
                                             LIMITED


                                             By:  /s/ Jonathan Rigby
                                                 --------------------------
                                             Name:  Jonathan Rigby
                                             Title:  Director

Date: November 18, 2004


                                             GRANITE FINANCE TRUSTEES
                                             LIMITED


                                             By:  /s/ Daniel Le Blancq
                                                 --------------------------
                                             Name:  Daniel Le Blancq
                                             Title:  Director

Date: November 18, 2004












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


                                    ANNEX A

                                 Exhibit index

Exhibit No. Description of Exhibit                      Sequential Page Number
------------------------------------------------------------------------------

1.1         Underwriting Agreement
4.1.2       Intercompany Loan Confirmation (Granite 04-3)
4.3         Ninth Deed of Amendment to Mortgages Sale Agreement
            Ninth Amended and Restated Mortgages Sale Agreement
4.4         Deed of Charge (Granite 04-3)
4.5.2       Deed of Accession to Funding Deed of Charge
4.6.1       Trust Deed (Granite 04-3)
4.6.2       Terms and Conditions of the Notes
4.7         Paying Agent and Agent Bank Agreement (Granite 04-3)
4.9         Cash Management Agreement (Granite 04-3)
4.11        Post-Enforcement Call Option Agreement (Granite 04-3)
10.1        Basis Rate Swap Agreement (Granite 04-3)
10.2.1      Dollar Currency Swap Agreement for Series 1 Class A1 Notes
            (Granite 04-3)
10.2.2      Dollar Currency Swap Agreement for Series 1 Class A3 Notes
            (Granite 04-3)
10.2.3      Dollar Currency Swap Agreement for Series 1 Class B Notes (Granite
            04-3)
10.2.4      Dollar Currency Swap Agreement for Series 1 Class M Notes (Granite
            04-3)
10.2.5      Dollar Currency Swap Agreement for Series 1 Class C Notes (Granite
            04-3)
10.2.6      Dollar Currency Swap Agreement for Series 2 Class A1 Notes
            (Granite 04-3)
10.3.1      Euro Currency Swap Agreement for Series 1 Class A2 Notes (Granite
            04-3)
10.3.2      Euro Currency Swap Agreement for Series 2 Class A2 Notes (Granite
            04-3)
10.3.3      Euro Currency Swap Agreement for Series 2 Class B Notes (Granite
            04-3)
10.3.4      Euro Currency Swap Agreement for Series 2 Class M Notes (Granite
            04-3)
10.3.5      Euro Currency Swap Agreement for Series 2 Class C Notes (Granite
            04-3)
10.4.1      Interest Rate Swap Agreement for Series 3 Class A2 Notes (Granite
            04-3)
10.5        Start-up Loan Agreement (Granite 04-3)
10.6.1      Ninth Deed of Amendment to Master Definitions Schedule
            Ninth Amended and Restated Master Definitions Schedule
10.6.2      Master Definitions Schedule (Granite 04-3)
10.7.1      Corporate Services Agreement (Granite 04-3)












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